Mail Stop 0309	October 12, 2004

Ms. Valentina Tuss
President
Digital Ecosystems Corp.
Suite 1500, 701 West Georgia Street
Vancouver, British Columbia, Canada V7Y 1C6

Re:	Digital Ecosystems Corp.
Registration Statement on Form SB-2, filed September 16, 2004
File No. 333-119073

Dear Ms. Tuss:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Risk Factors, pages 6-9
2. Please revise each subheading to ensure it reflects the risk that you discuss in the text. Many of your subheadings currently either merely state a fact about your business, such as "We Have No Revenues" or describe an event that may occur in the future, such as "We May Require Additional Financing." Succinctly state in your subheadings the risks that result from the facts or uncertainties.

"We Have Yet To Attain Profitable Operations . . . ." Page 6
3. Please revise to discuss the consequences of your going concern qualification in terms of your ability to raise capital.
4. Please revise to disclose your capital and cash needs.

"Our Short Operating History Makes our Business Difficult To
Evaluate" Page 6
5. Please revise to briefly describe the "significant additional development and marketing" your business will require.
6. Please revise to briefly describe the "risks, expenses and difficulties frequently encountered by companies in their early stage of development."

"Operating Results Are Difficult To Predict" Pages 6-7
7. Please add a separate risk factor that discusses the risks you face as a result of your competition. Please name any key competitors and briefly describe your business in comparison and the advantages and disadvantages you face.

"We May Require Additional Financing" Page 7
8. We note your statements in this risk factor that you "may require additional financing in order to complete [your] plan of operations" and that you "may not be able to continue operations if additional financing is not obtained." In the first risk factor on page 6, however, you state that your "future is dependent upon [your] ability to obtain financing." Later in the prospectus on page 28 you state that you will need additional financing to implement an advertising campaign. Please revise your disclosure so that these statements regarding your financing needs are consistent.
9. Please incorporate into this discussion that you have planned expenditures of $50,000 for the next twelve months and briefly describe what these expenditure will cover.

"Recognition Of The Website Is Essential To Growth Of The Water
Business " Page 7
10. Please revise to briefly describe your contemplated marketing and promotion efforts.


"We Will Depend On Third Parties For The Operation Of Our Business"
Page 7
11. Please name the Internet service provider who you refer to in this risk factor and in the business section on page 21. If you have an agreement with the Internet service provider, please describe the material terms of the agreement in your Business section and file the agreement as an exhibit to the registration statement.
12. To the extent that you are substantially dependent on the other third parties you refer to in this risk factor, please describe the material terms of your agreements with them in your Business section and file your contracts with them as exhibits to the registration statement. If you are not substantially dependent on any of these parties, disclose in this risk factor the approximate number of parties performing these services and discuss the obstacles you would encounter if you were required to replace any party.
13. Please discuss the extent to which the third parties upon whom you rely have failed in the past to perform as you expected them to.

"We Depend On Our Key Employees" Page 7
14. We note your disclosure on page 15 that you currently have no significant employees other than your two officers, who are also your two directors, and that you conduct your business through consultants and other third parties. Please revise the reference to key employees in this subheading as appropriate. If your key employees are your two officers, please state so. If you key employees are your consultants, please state so.
15. Please name who you refer to as your "key employees" and their positions with the company.
16. To the extent that you have experienced problems attracting and retaining any "key employee" in the recent past, please revise to describe these problems. Additionally, if any "key employee" has plans to retire or leave your company or terminate its agreement with the company in the near future, please revise the discussion to disclose this information.
17. Please state whether you maintain employment contracts with "key employees" or other key third parties and disclose the term and termination provisions of the same if applicable.
18. Please revise to disclose the number and type (i.e. marketing, website development, other technical staff) of personnel you expect to hire and to the extent practicable, please quantify any expected expenditures in hiring such personnel.

"We May Be Unable To Protect Our Intellectual Property" Page 8
19. We note your statement that your intellectual property "may" include the categories you have listed. Please delete this reference to intellectual property you may own and revise your disclosure to limit it to only those forms of intellectual property you currently own. It should be clear from your disclosure what intellectual property you possess.
20. Please revise to disclose your trade names and domain names in this risk factor and in the business section.
21. Please tell us your basis for your statements that you may receive notices from third parties claiming infringement by your software, by the use of the name "www.digitalecosystems.com" or other aspects of your business. We may have further comments.

"User Acceptance Of Web Format Is Unknown" Page 8
22. Please revise to describe why you believe users may not accept the format of your website.

"Because Our Stock Is A Penny Stock, Stockholders Will Be More
Limited In Their Ability To Sell Their Stock" Page 9
23. Please briefly describe why penny stocks are more difficult for broker-dealers to sell.
24. Please expand to discuss the specific legal remedies available to investors of penny stocks.

Forward Looking Statements, page 9
25. Section 27A of the Securities Act specifically excludes from protection statements you make in connection with initial public offerings. If you wish to include forward-looking statement disclaimers you should include a statement that the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any statements you make in connection with this offering.

Determination of Offering Price, pages 9-10
26. In view of the fact that there is no current market for your common stock, please revise your disclosure here in the prospectus to disclose the sales prices of the three private placements related to this secondary offering.
27. It appears that your last private offering was for 1,000,000 shares at a price of $0.037 per share as disclosed in Item 26.
Please clarify if this is the offering you refer to in this section.
28. Please revise to disclose the date of the last private offering you refer to in this section and the basis for the determination of the price in that offering.


Selling Stockholders, pages 10-12
29. Please tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker-dealer. We may have further comments.

Plan of Distribution, pages 12-13
30. We note your statement on page 13 that "The selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be an `underwriter` within the meaning of the Securities Act in connection with such sales." Please note that any such selling stockholders or broker-dealers will be deemed underwriters in connection with such sales. Please revise your disclosure accordingly.

Directors, Executive Officers, Promoters and Control Persons, pages
14-15
31. We note your statement on page 14 that "From August 1997 to present, Ms. Tuss was an independent marketing executive with INC 500
Corporation - Melaleuca Inc. . . . ." and "Also, from 2000 to present, Ms. Tuss has acted as an advisor to LFI Ltd. . . ."  Please clarify if Ms. Tuss is still serving in these roles. In addition, if she is, please revise the risk factor regarding your key employees or add a separate risk factor that addresses that she is currently serving these roles and may have limited time to devote to development of the company.
32. We note your statement on page 14 that "From September 2001 to present, Mr. Last has been involved in coordinating bridge financing, corporate development and stockholder communications for Internet Studios-Venture Capital" and "Also since 1991, Mr. Last has served as president of Last Motorcar Company." Please clarify if Mr. Last is still serving in these roles. In addition, if he is, please revise the risk factor regarding your key employees or add a separate risk factor that addresses that he is currently serving these roles and may have limited time to devote to development of the company.
33. We note that you presently do not pay your directors or officers any salary or consulting fee. Please tell us what consideration, if any, was given to recognizing compensation expense for the services provided by these individuals. Please cite any applicable authoritative literature including the analogous guidance provided by Topic 1(B) of the Staff Accounting Bulletins.

Reports to Security Holders, page 18
34. Please note that even if you do not register as a reporting company under the Exchange Act, you will be required to provide periodic reports under the Exchange Act pursuant to Section 15(d) of the Exchange Act upon the effectiveness of this registration statement. Please acknowledge your understanding of this requirement and revise your disclosure throughout the prospectus accordingly.

Description of Business, pages 19-26

General
35. We note your statements on page 19 regarding your typical seller and typical buyer. You state that your "typical seller . . . will include both major and minor major bottled water providers, data service providers, competitive access providers, resellers, agents, and consultants," your "typical buyer . . . will be any company/individual that needs anywhere from one case and up of bottle water delivery per month" and your "typical buyer . . . will be both event driven . . . and of a constant source of marketing . . . ."
Since you currently have no sellers or buyers, please revise these statements to statement that you expect your typical seller and typical buyer to include the persons listed. Please review your prospectus for any similar statements and revise accordingly. For example, see the following statements:
* "Candidates for supply or representation agreements will be bottled water companies. Alliances will be formed with local companies in the bottled industry in each area." (page 21)
* "Partnerships, reselling, and affiliate programs will be enacted."
(page 22)

Operations, page 21
36. Please name the software that you have licensed.

Government Regulation, page 24
37. We note your statement on page 24 that your business "may be the subject of government regulation in the future or that governments will interpret their laws as having jurisdiction over us and our business." Please revise to disclose what type of government regulations you are referring to.

Employees, page 26
38. To the extent material, please describe the material terms of the agreements with your consultants and third parties and file the agreements as exhibits to the registration statement. In the alternative, provide us your analysis as to why these agreements are not material to your business.

Management`s Discussion and Analysis or Plan of Operations, pages 27-
28
39. We note that most of the expenditures to date relate to the design of a website. It does not appear that the company included in its accounting policy note a discussion of the accounting treatment applied to these costs. Please revise the notes to include a discussion of the treatment of website development costs. Refer to EITF 00-2.
40. We note your table on page 22 indicates that you expect to add personnel in the next 6-8 months. Please advise us how you believe that $2,000 will be adequate to fund the cost of additional personnel. In addition, please disclose here in the Plan of Operations section under the MD&A any expected significant changes in your number of employees as required by Item 303(a)(1)(iv) of Regulation S-B.
41. We note your statements on pages 4, 20 and 27 that you do not anticipate earning revenues until you complete the marketing, promotion and development of your website. We also note your statements on pages 20, 22 and 28 that the completion of your website development will cost you approximately $10,000. It appears that the $10,000 will cover only the development of your website and not the marketing and promotion. Please disclose the additional cost you expect to incur to complete the marketing and promotion of your website and how long you expect it will take. Please also disclose this information in the risk factor "Recognition Of The Website Is Essential To Growth Of The Water Business" on page 7.

Liquidity and Capital Resources, page 28
42. To the extent practicable, please quantify your long-term capital needs, beyond 12 months. At a minimum, to the extent practicable, please quantify the additional financing you will need to implement an advertising campaign following your public listing.
43. Please explain what you mean by "public listing." Please note that it is not acceptable to make statements that you will be listed or traded as you yet have to apply for trading on the OTCBB.

Certain Relationships and Related Transactions, page 29
44. Please revise to disclose when you issued the 6,500,000 shares to Ms. Tuss and for what consideration.

Market for Common Equity and Related Stockholder Matters, pages 29-30

Rule 144 Shares, page 30
45. Please explain to us your basis for your conclusion that 7,540,000 shares of your common stock are currently available for resale under Rule 144. We note that paragraph (c) of Rule 144 requires the company to have current public information, i.e. reports required under the 1934 Act. .


Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3
46. Please revise the auditors` report to include the cumulative to date period information presented with the Statements of Operations and the Statements of Cash Flows.

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page F-9
47. We note in other portions of the document where the company describes its expected revenue streams that management anticipates a diverse set of revenues. Please revise this more generic revenue recognition policy included here to address each of the expected revenue streams as described on pages 19 and 20.

Item 26.  Recent Sales of Unregistered Securities.
48. Please revise to identify the "persons or class of persons" to whom you sold the securities as required by Item 701(b) or Regulation S-B.
49. Please provide us additional information regarding your analysis that the shares issued to Ms. Tuss were issued pursuant to a valid 4(2) exemption. We may have further comments.

Exhibit 5.1  Legal Opinion
50. Please revise to eliminate the statement in the last paragraph of the opinion that it is rendered solely for the benefit of the company. This language may give investors the impression that they cannot rely on the opinion. Alternatively, please disclose the basis for your belief that shareholders cannot rely upon the opinion to support any claims arising under applicable state law.


*	*	*	*	*


As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Whitney Story at (202) 824-5385 or James Atkinson at
(202) 942-2826 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 824-5304 or me at (202) 942-1840 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Stephen F.X. O`Neill, Esq.
O`NEILL LAW GROUP PLLC
435 Martin Street, Suite 1010
Blaine, WA 98230

Ms. Valentina Tuss
October 12, 2004
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